                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (AMENDMENT NO. 2)(1)

                                  Dyntek, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    268180106
                      -------------------------------------
                                 (CUSIP Number)

     Lloyd I. Miller, III, 4550 Gordon Drive, Naples, Florida, 34102 (Tel.)
                                 (239) 262-8577
--------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                  June 15, 2006
                -------------------------------------------------
                  (Date of Event which Requires Filing of this
                                   Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                                Page 1 of 7 pages
---------------
      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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
CUSIP NO.                       268180106                         13D                                                    PAGE 2 of 7

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Lloyd I. Miller, III                                                        ###-##-####
    --------------------------------------------------------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                                 (a)  [ ]

                                                                                                                      (b)  [ ]
    --------------------------------------------------------------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF-OO-AF
    --------------------------------------------------------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR  2(e)

                                                                                                           [  ]
    --------------------------------------------------------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
    --------------------------------------------------------------------------------------------------------------------------------

                      7   SOLE VOTING POWER

                          23,010,019
                          ----------------------------------------------------------------------------------------------------------
                      8   SHARED VOTING POWER

                          20,561,848
      NUMBER OF           ----------------------------------------------------------------------------------------------------------
        SHARES        9   SOLE DISPOSITIVE POWER
    BENEFICIALLY
       OWNED BY           23,010,019
        EACH              ----------------------------------------------------------------------------------------------------------
      REPORTING       10  SHARED DISPOSITIVE POWER
       PERSON
         WITH             20,561,848
   ---------------------------------------------------------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   43,571,867

   ** The beneficially owned shares reported herein consist of: (i) 7,302,085 shares of common stock; (iii) warrants to purchase
   146,154 shares of common stock; (iv) 15,000,000 shares of common stock immediately convertible under a $3,000,000 Junior Secured
   Convertible Promissory Notes due March 2011, at a conversion rate of $0.20; (v) 5,000,000 shares of common stock immediately convertible under a $1,000,000 Junior Secured Convertible Promissory Notes due March 2011, at a conversion rate of $0.20; and
   (vi) a warrant to purchase 15.81% of the Issuer's common stock outstanding on the date of exercise, calculated on a fully diluted basis (as of the date hereof, the warrant is exercisable into 16,123,628 shares).

   --------------------------------------------------------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                           [ ]

   --------------------------------------------------------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    47.7%
   --------------------------------------------------------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN-IA-OO
   --------------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                                                     Page 3 of 7

INTRODUCTION

      This constitutes Amendment No. 2 to the statement on Schedule 13D, filed on behalf of Lloyd I. Miller, III ("Miller"), dated March 17, 2006, as amended (the "Statement"), relating to the common stock, par value $0.0001 per share (the "Shares") of Dyntek, Inc. (the "Company"). Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.

      ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      Item 3 of the Statement is hereby amended by deleting the first paragraph therein and replacing in its entirety with the following:

      Miller is an advisor to the trustee of Trust A-4. Trust A-4 was created pursuant to a Declaratory Judgment, signed by the Honorable Wayne F. Wilke for the Court of Common Pleas, Probate Division, Hamilton County, Ohio, on October 27, 1992, pursuant to which Trust A was split into four separate trusts. Trust A was created pursuant to an Amended and Restated Trust Agreement, dated September 20, 1983 (the "Trust Agreement"). Miller was named as the advisor to PNC Bank, Ohio, N.A. (formerly The Central Trust Company, N.A., Cincinnati, Ohio), the trustee named in the Trust Agreement. All of the Shares Miller is deemed to beneficially own as the advisor to the trustee of Trust A-4 were purchased by funds generated and held by Trust A-4. The aggregate amount of funds used for the purchase of convertible notes, Shares and the warrants to purchase Shares in Trust A-4 was $6,025,318.05. Such amount of consideration consists in part of $3,000,000.00 used to purchase from the Company a $3,000,000.00 Junior Secured Convertible Promissory Note due March 1, 2011 (the "Junior Secured Convertible Note"). A copy of the Junior Secured Convertible Note was attached to the original 13D filed by Miller on March 17, 2006 as Exhibit 99.9 (the "Original 13D"). Such amount of consideration also consists in part of $1,000,000.00 used to purchase from the Company a $1,000,000.00 Junior Secured Convertible Promissory Note due March 1, 2011 (the "Additional Junior Secured Convertible Note" and collectively referred to with the Junior Secured Convertible Note as the "Junior Secured Convertible Notes"). A copy of the Additional Junior Secured Convertible Note is hereby incorporated by reference as set forth in Exhibit
99.1 hereto.

      ITEM 4. PURPOSE OF THE TRANSACTION

      Item 4 of the Statement is hereby amended by adding at the end thereof the following:

      On June 5, the Company effected a 1-for-10 reverse stock split of the Company's outstanding shares of Common Stock (the "Reverse Split"). As previously disclosed in the Original 13D, a Note Purchase Agreement was entered into by and among the Company, Mr. Miller, Trust A-4 and SACC Partners (the "Note Agreement"). Pursuant to the Note Agreement and that certain Conversion and Settlement Agreement (the "Conversion Agreement"), dated as of March 8, 2006, by and between the Company and Mr. Miller, the parties agreed that Mr. Miller would convert the amount of $1,304,657.53 owed to Mr. Miller by the Company pursuant to a bridge note into shares of Common Stock at a conversion rate of $0.20 after giving effect to the Reverse Split. Pursuant to the terms of the Conversion Agreement, the conversion became effective immediately following the Reverse Split. A copy of the Note Agreement is filed as Exhibit
99.7 to the Original 13D and the Conversion Agreement is attached as Exhibit
99.6 to the Original 13D. Such exhibits are hereby

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                                                                     Page 4 of 7

incorporate by reference thereto and the aforementioned description does not purport to be complete and is qualified in its entirety by reference to such documents.

      As previously disclosed in the Original 13D, as a condition to entering into the Note Agreement with the Company, the Company issued Miller a warrant (the "Debt Financing Warrant") providing Miller with the right to purchase 15.81% of shares of the Company's common stock outstanding on the date of exercise on a fully diluted basis. A copy of such warrant was attached as
Exhibit 99.10 to the Original 13D and such exhibit is hereby incorporate by reference thereto. Based upon information received from the Company and the most recent SEC filings filed by the company, such Debt Financing Warrant is currently exercisable into 16,123,628 shares of the Company's common stock.

      On June 15, 2006, Mr. Miller entered into the First Amendment (the "First Amendment") to Note Purchase Agreement with the Company pursuant to which the Company issued an additional Junior Secured Convertible Note to Trust A-4 in the aggregate principal amount of $1,000,000. The Additional Junior Secured Convertible Note may be converted into Common Stock at any time at the election of Trust A-4 at a conversion price of $0.20 per share of Common Stock. The Additional Junior Secured Convertible Note was issued on substantially the same terms set forth in the Junior Secured Convertible Note issued pursuant to the Note Agreement. Reference is hereby made to that certain Form 8-K filed by the Company on June 20, 2006 whereby the Company more specifically describes the terms of the First Amendment and files as attachments thereto the First Amendment and the Additional Junior Secured Convertible Note. The aforementioned description of the First Amendment and Additional Junior Secured Convertible Note does not purport to be complete and is qualified in its entirety by reference to such documents, and such documents are hereby incorporated by reference as if attached hereto.

      The purpose of this Amendment No. 2 is to report that since the filing of Amendment No. 1 to the Statement, dated May 8, 2006, and in connection with the foregoing events, a material change occurred in the percentage of Shares beneficially owned by Mr. Miller. Except as described above in this Item 4 and herein, the Reporting Person does not have any specific plans or proposals that relate to or would result in any of the actions or events specified in clauses
(a) through (j) of Item 4 of Schedule 13D. Miller reserves the right to change plans and take any and all actions that Miller may deem appropriate to maximize the value of his investments, including, among other things, purchasing or otherwise acquiring additional securities of the Company, selling or otherwise disposing of any securities of the Company beneficially owned by him, in each case in the open market or in privately negotiated transactions or formulating other plans or proposals regarding the Company or its securities to the extent deemed advisable by Miller in light of his general investment policies, market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company. Miller may take any other action with respect to the Company or any of the Company's debt or equity securities in any manner permitted by applicable law.

      ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

      Item 5 of the Statement is hereby amended and restated in its entirety as follows:

      (a) Miller may be deemed to beneficially own 43,571,867 Shares of the Company

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                                                                     Page 5 of 7

(47.7% of the Shares on the date hereof based on: (i) 55,041,814 Shares outstanding per information received from the company and taking into account the June 5, 2006 1-for-10 stock split; (ii) warrants to purchase 146,154 Shares beneficially held by Miller; (iii) 15,000,000 Shares (assuming a full conversion of the $3,000,000 Junior Secured Convertible Note into Shares at the current conversion rate of $0.20); (iv) 5,000,000 Shares (assuming a full conversion of the $1,000,000 Additional Junior Secured Convertible Note into Shares at the current conversion rate of $0.20); and (v) the Debt Financing Warrant to purchase 15.81% of the Shares of Common Stock of the Company outstanding on the date of exercise, calculated on a fully diluted basis (currently the warrant could be exercised into 16,123,628).

      As of the date hereof, 20,561,848 of such beneficially owned Shares are owned of record by Trust A-4 (total includes a warrant to purchase 48,077 Shares and 20,000,000 Shares that can be acquired upon the conversion of the Junior Convertible Notes; 313,104 of such beneficially owned Shares are owned of record by Milfam II L.P. (total includes a warrant to purchase 48,077 Shares); and 22,696,915 Shares are beneficially owned of record by Miller directly (total includes (i) a warrant to purchase 50,000 Shares, and (ii) the 16,123,628 shares per the exercise of the Debt Financing Warrant.

      (b) Miller may be deemed to have shared voting and dispositive power for all such shares held of record by Trust A-4. Miller may be deemed to have sole voting power for all such shares held of record by Milfam II L.P. and Miller directly.

      (c) Purchase from the Company, on June 15, 2006, of the $1,000,000 Additional Junior Secured Convertible Note.

      (d) Other than Shares held directly by Mr. Miller, persons other than Mr. Miller have the right to receive and the power to direct the receipt of dividends from, or the proceeds from, the sale of the reported securities.

      (e) Not applicable.

      ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      Item 6 of the Statement is hereby amended by adding at the end thereof the following:

      On June 15, 2006, Mr. Miller entered into the First Amendment with the Company pursuant to which the Company issued the Additional Junior Secured Convertible Note to Trust A-4 in the aggregate initial principal amount of $1,000,000. The Additional Junior Secured Convertible Note may be converted into Common Stock at any time at the election of Trust A-4 at a conversion price of $0.20 per share of Common Stock. The Additional Junior Secured Convertible Note was issued on substantially the same terms set forth in the Junior Secured Convertible Note issued pursuant to the Note Agreement. Reference is hereby made to that certain Form 8-K filed by the Company on June 20, 2006 whereby the Company more specifically describes the terms of such amendment and files as attachments thereto the First Amendment and the Additional Junior Secured Convertible Note. The aforementioned description of the First Amendment and Additional Junior Secured Convertible Note does not purport to be complete and is qualified in its entirety by reference to such documents, and such documents are hereby incorporated by reference as if attached hereto.

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                                                                     Page 6 of 7

      ITEM 7. MATERIALS TO BE FILED AS EXHIBITS:

      99.1 First Amendment to Note Purchase Agreement by and between DynTek, Inc., SACC Partners, L.P., Lloyd I. Miller, III and Trust A-4 - Lloyd I. Miller dated as of June 15, 2006 (Filed as Exhibit 10.3 to Form 8-K by DynTek, Inc. with the SEC on June 20, 2006 and incorporated herein by reference).

      99.2 Addition Junior Secured Convertible Note, issued by DynTek, Inc. to Trust A-4 - Lloyd I. Miller dated as of June 15, 2006 (Filed as
            Exhibit 10.4 to Form 8-K by DynTek, Inc. with the SEC on June 20, 2006 and incorporated herein by reference).

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                                                                     Page 7 of 7

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 23, 2006

                                                    /s/ Lloyd I. Miller, III
                                                --------------------------------
                                                      Lloyd I. Miller, III